PURCHASE AGREEMENT

by and between

HALLMARK FINANCIAL SERVICES, INC.,

and

JEFFREY L. HEATH

DATED AS OF AUGUST 29, 2008

SCHEDULES

Schedule 3.7	Subsidiaries
Schedule 3.8	Undisclosed Liabilities
Schedule 3.10(b)	Leased Real Property
Schedule 3.10(c)	Owned Personal Property
Schedule 3.10(d)	Leased Personal Property
Schedule 3.10(e)	Personal Property Owned by Others
Schedule 3.12	Insurance
Schedule 3.13	Contracts
Schedule 3.14	Litigation
Schedule 3.15	Licenses
Schedule 3.16(a)	Owned Intangible Assets
Schedule 3.16(b)	Licensed Intangible Assets
Schedule 3.17(a)	Employees
Schedule 3.17(b)	Employee Contracts
Schedule 3.18(a)	Identification of Company Plans and Exceptions
Schedule 3.20	Bank Accounts; Powers of Attorney
Schedule 3.21	Affiliated Transactions
Schedule 3.26	Financial Statements
Schedule 7.3(b)	Pre-Closing; Required Consents
Schedule 7.8(a)	Assumed Plans
Schedule 8.1(i)	Assets and Liabilities

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of August 29, 2008 (the “Signing Date”), is made by and between Hallmark Financial Services, Inc., a Nevada corporation (“Purchaser”) and Jeffrey L. Heath (“Seller”).

PRELIMINARY STATEMENTS

A. The Seller owns 100% of the outstanding membership interests in each of (a) Heath XS, LLC, a New Jersey limited liability company (“HXS”) and (b) Hardscrabble Data Solutions, LLC, a New Jersey limited liability company (“Hardscrabble”, and together with HXS, the “Companies”). Membership interests in HXS are herein referred to as “HXS Interests” and membership interests in Hardscrabble are herein referred to as “Hardscrabble Interests”. The Companies, together with Jeffrey L. Heath Inc., a New Jersey corporation (“JLH”), are herein referred to herein as the “Heath Group Entities”.

B. Purchaser and Seller are collectively referred to herein as the “Parties” or individually as a “Party.”

C. The Seller desires to sell, and the Purchaser desires to purchase, (a) 80% of the outstanding HXS Interests and (b) 80% of the outstanding Hardscrabble Interests, on the terms and subject to the conditions set forth in this Agreement.

E. Capitalized terms used in this Agreement and rules of construction are defined or indexed in Appendix A for the convenience of the reader and in order to eliminate the need for cross-references. Appendix A is incorporated herein by this reference.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants, representations and warranties set forth in this Agreement and for other good, valid and binding consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
TERMS OF THE PURCHASE AND SALE

Section 1.1 Sale of Interests. Subject to the terms and conditions and in reliance upon the representations and warranties set forth in this Agreement, at the Closing Seller shall sell and assign to Purchaser, and Purchaser shall purchase and acquire from Seller, the HXS Interests and Hardscrabble Interests described on Schedule 1.1 (the “Purchased Heath Interests”), in each case free and clear of all Encumbrances, for the Purchase Price set forth in Section 1.2 hereof. The Purchased Heath Interests purchased and acquired by Purchaser shall represent 80% of the issued and outstanding equity interests in each of the Companies.

Section 1.2 Purchase Price. The total consideration for the purchase of the Purchased Heath Interests shall be an amount equal to Fifteen Million Dollars ($15,000,000) (the “Base Price”), less the Final Adjustment Amount, in cash (the “Purchase Price”). The amount paid by Purchaser at Closing shall be the Base Price less the Estimated Adjustment Amount (the “Closing Consideration”). Schedule 1.2 shall reflect the amount that is allocated to the equity of each Company, which shall be mutually agreed upon by the Parties.

Section 1.3 Payment of the Purchase Price. The Purchase Price shall be payable to the Seller in the allocated amounts indicated on Schedule 1.1 at Closing by wire transfer of immediately available funds to the bank account set forth on a notice given to the Purchaser by the Seller at least three (3) business days prior to the Closing Date.

ARTICLE II
CLOSING

Section 2.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Purchaser on the first business day following the date on which all of the conditions set forth in Article VIII, to the extent not waived, are satisfied. The Closing may be postponed to such other date as the Parties may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser the following:

(a) the closing and secretary’s certificates referred to in Section 8.1(e) and Section 8.1(f);

(b) a duly executed assignment of the Purchased Heath Interests in form and substance reasonably satisfactory to the Purchaser and its counsel;

(c) a certificate dated within ten (10) business days prior to the Closing Date from the Secretary of State of the applicable state of organization certifying as to each of the Companies’ valid existence and good standing in such jurisdiction;

(d) certified Charter Documents of each of the Companies, recently certified by the Secretary of State of the applicable state of organization;

(e) executed counterparts of all Required Consents;

(f) a receipt for the payment of the Closing Consideration;

(g) each of the agreements referred to in Section 7.6 executed by the Seller;

(h) a written opinion of counsel to the Seller addressed to the Purchaser confirming that the representations and warranties contained in Section 3.1 through Section 3.7 hereof are true; and

(i) all other previously undelivered documents, instruments and writings required to be delivered by the Seller to the Purchaser at or prior to the Closing pursuant to this Agreement and such other documents, instruments and certificates as the Purchaser may reasonably request in connection with the transactions contemplated by this Agreement.

Section 2.3 Deliveries by Purchaser. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller the following:

(a) the Closing Consideration;

(b) the closing and secretary’s certificates referred to in Sections 8.2(c) and 8.2(d);

(c) each of the agreements referred to in Section 7.6 to which the Purchaser is a party, each executed on behalf of the Purchaser;

(d) all other previously undelivered documents, instruments and writings required to be delivered by the Purchaser to the Seller at or prior to the Closing pursuant to this Agreement and such other documents, instruments and certificates as the Seller may reasonably request in connection with the transactions contemplated by this Agreement.

Section 2.4 Simultaneous Deliveries. The delivery of the documents required to be delivered at the Closing pursuant to this Agreement shall be deemed to occur simultaneously. No delivery shall be effective until each Party has received, or waived receipt of, all the documents that this Agreement entitles such Party to receive.

Section 2.5  Adjustment Amount.

(a) No less than two business days prior to the Closing, Seller shall deliver to Purchaser a good faith estimate (the “Estimated Adjustment Amount”) as of the Closing Date of the sum of (x) the Pre-Closing Operational Liabilities plus (y) the Operating Cash Shortfall. Seller shall also provide Purchaser with its best estimate of the Termination Obligation, including a schedule of any additional contributions to be made pursuant to Section 7.8(a) and distributions in connection therewith. For purposes of this Agreement, (A) the “Pre-Closing Operational Liabilities” shall mean the operational liabilities of the Heath Group Companies arising on or prior to the Closing Date, including, but not be limited to, (i) accrued payroll, (ii) accounts payable, (iii) accrued expenses and (iv) other normal recurring expenses, including all general and administrative expenses and in each case not satisfied as of the Closing Date and (B) “Operating Cash Shortfall” means $200,000 minus cash held in accounts of the Companies as of the Closing (all of which cash shall remain with the Companies following the Closing Date); provided that the Operating Cash Shortfall shall be $0 if the cash held in the accounts of the Companies exceeds $200,000. Purchaser shall be entitled to reasonably dispute the deliveries provided pursuant to this Section 2.5(a) (including the Estimated Adjustment Amount), in which case the parties shall use reasonable efforts to resolve any such dispute prior to proceeding with the Closing. Any amended estimate of the Estimated Adjustment Amount based on such resolution shall be deemed the Estimated Adjustment Amount for purposes of determining the Closing Consideration.

(b)  Within ninety days following the Closing, Purchaser shall deliver to Seller its good faith determination of the sum of (x) the Pre-Closing Operational Liabilities plus (y) the Operating Cash Shortfall, based on the books and records of the Heath Group Entities (Purchaser’s determination, the “Final Adjustment Amount”). Following Closing, Seller shall provide Purchaser and its representatives with access to all applicable books and records of JLH for purposes of making such determination. In the event that the Final Adjustment Amount exceeds the Estimated Adjustment Amount, then Seller shall promptly (and in no event later than ten business days following delivery to Seller of Final Adjustment Amount) pay to Purchaser such difference in cash (by wire transfer or check). In the event that Estimated Adjustment Amount exceeds the Final Adjustment Amount, then Purchaser shall promptly (and in no event later than ten business days following delivery to Seller of Final Adjustment Amount) pay to Seller such difference in cash (by wire transfer or check). In the event that Seller fails to make any required payment to Purchaser pursuant to the foregoing, then Purchaser shall be entitled to set off all or portion of any defaulted amount against future distributions of profits to Seller under any operating agreement of the Companies, in addition to any other remedies available to Purchaser.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Purchaser that the statements made in this Article III are true, correct and complete as of the date hereof.

Section 3.1  Title to Interest. The Seller is the record and beneficial owner of (a) all outstanding HXS Interests and (b) all outstanding Hardscrabble Interests, in each case free and clear of all Encumbrances. At the Closing, the Seller will transfer to the Purchaser its entire right, title and interest in and to all of the Purchased Heath Interests free and clear of all Encumbrances.

Section 3.2 Power and Authority. The Seller has the requisite power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby, including the execution, delivery and performance of all of the Transaction Documents to which the Seller is a party.

Section 3.3 Execution and Validity. Each of the Transaction Documents, when executed by the Seller and delivered to the Purchaser, will constitute a valid, legal and binding obligation of the Seller, enforceable against the Seller in accordance with the terms of such Transaction Document, subject to any Law Affecting Creditors’ Rights.

Section 3.4 No Conflict; Consents. The execution, delivery and performance by the Seller of each Transaction Document will not (a) violate any Law, (b) violate any of the Charter Documents of the Heath Group Entities, (c) violate any Order to which Seller or any Heath Group Entity is a party or by which Seller, any Heath Group Entity or any of their respective assets are bound, (d) result in the creation of any Encumbrance on the Purchased Heath Interests or any material assets of the Heath Group Entities, (e) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any material right or obligation of the Heath Group Entities or to a loss of any material benefit to which any Heath Group Entities is entitled under any provision of any agreement or other instrument binding upon the Heath Group Entities or (f) require any Consent from any Person that will not be obtained and delivered on or before the Closing.

Section 3.5 Company Organization; Good Standing; Delivery of Charter Documents. Each of the Heath Group Entities is duly organized, validly existing and in good standing under the laws of its state of organization. Each of the Heath Group Entities is duly qualified or licensed as a foreign limited liability company in each jurisdiction in which the nature of such Heath Group Entity’s business makes qualification or licensing necessary. Prior to the Signing Date, Seller has delivered, or caused to be delivered, to Purchaser true and complete copies of the Charter Documents of the Heath Group Entities as in effect on the Signing Date.

Section 3.6 Corporate Power and Authority. The Heath Group Entities have all the requisite power and authority necessary to own, operate and lease their assets and to carry on their business as and where conducted.

Section 3.7 Capitalization. The HXS Interests and Hardscrabble Interests constitute the only issued and outstanding membership interests or other equity securities of any kind of the Companies. All outstanding HXS Interests and Hardscrabble Interests have been duly authorized and validly issued and are fully paid and nonassessable There is no authorized or outstanding option, subscription, warrant, call, preemptive right, commitment or other right or agreement (each, a “Subscription Right”) obligating any Company or the Seller to issue or sell any equity securities or any securities convertible into or exercisable for any equity securities of any Company. The Purchased Heath Interests have not been issued or transferred, and will not be transferred pursuant to this Agreement, in violation of any preemptive or preferential rights or rights of first refusal of any Person. Except as set forth in Schedule 3.7, the Companies do not have any subsidiaries or own any shares of capital stock, membership interests, partnership interests or other beneficial ownership interests in any other Person.

Section 3.8 No Undisclosed Claims. Except as set forth in Schedule 3.8, the Heath Group Entities are not subject to any Claim of any nature, absolute or contingent, and no events have occurred or circumstances exist that could give rise to any future Claim, that could have a Material Adverse Effect on the assets or business of the Heath Group Entities.

Section 3.9 Sufficiency and Condition of and Title to the Company Assets.

(a) Sufficiency of the Company Assets. The assets reflected on the Books and Records of the Heath Group Entities (collectively, the “Heath Group Assets”) constitute all the assets, properties, licenses and other arrangements which are presently being used or are reasonably related to the business of the Heath Group Entities, and are sufficient to operate such business in a manner consistent with past practice and historic capacity. Except as set forth on Schedule 3.9(a), the assets reflected on Schedule 8.1(i) constitute all of the assets, properties, licenses and other arrangements owned or held for use by JLH which are presently being used or are reasonably related to the business of the Heath Group Companies.

(b) Condition of the Company Assets. Each of the Heath Group Assets complies with Law and is in good and normal operating condition and repair, structurally sound with no known defects (ordinary wear and tear excepted), and suitable for its intended use.

(c) Title to the Company Assets. At the Closing, the Companies will hold good, valid and indefeasible title to, or a valid leasehold interest in, each of the Heath Group Assets (except for the assets set forth on Schedule 3.9(a)), free and clear of all Encumbrances, other than Permitted Encumbrances.

(d) No Transfers. During the six month period preceding the Signing Date, no Heath Group Entity has made any distribution of cash to Seller or any affiliate of Seller, except for salaries and expense reimbursement in the ordinary course of business.

Section 3.10 Real and Personal Property.

(a) Owned Real Property. Except as set forth on Schedule 3.10(a), the Heath Group Entities do not own any interest in real property.

(b) Leased Real Property. Schedule 3.10(b) lists, as of the Signing Date, all leases of real property (collectively, the “Real Property Leases”) to which the Heath Group Entities are a party. As of the Signing Date, all of the Real Property Leases are valid, binding and in full force and effect. None of the Heath Group Entities nor, to Seller’s Knowledge, any other Person is in default under any of the Real Property Leases, nor is there any event or circumstance which with notice or lapse of time, or both, would constitute a default thereunder by any Company or any other Person.

(c) Owned Personal Property. Schedule 3.10(c) lists, as of the Signing Date, all of the depreciable personal property (including all machinery, equipment, vehicles, structures, fixtures and furniture) owned by the Heath Group Entities and used in the business of the Heath Group Entities or located on its premises.

(d) Leased Personal Property. Schedule 3.10(d) lists, as of the Signing Date, all leases of personal property (collectively, the “Personal Property Leases”) to which the Heath Group Entities are a party. As of the Signing Date, all of the Personal Property Leases are valid, binding and in full force and effect. None of the Heath Group Entities nor, to Seller’s Knowledge, any other Person is in default under any of the Personal Property Leases, nor is there any event or circumstance which with notice or lapse of time, or both, would constitute a default thereunder by any Heath Group Entity or any other Person.

(e) Personal Property Owned by Others. Schedule 3.10(e) lists, as of the Signing Date, all artwork, memorabilia and other personal property routinely located on the premises of the Heath Group Entities which is not owned by the Heath Group Entities, and is not being sold to the Purchaser pursuant to this Agreement, together with the name(s) of the owner(s) of such personal property.

Section 3.11 Compliance with Laws. The Heath Group Entities have complied with all Laws in the conduct of their business. None of the Heath Group Entities has received any notice from any Governmental Authority or other Person asserting that any Heath Group Entity has violated any Law. No events have occurred or, to Seller’s Knowledge, circumstances exist that could cause any Heath Group Entity to violate any Law in the future.

Section 3.12 Insurance.  Schedule 3.12 lists, as of the Signing Date, all insurance policies which insure the business of the Heath Group Entities or any of the assets of the Heath Group Entities against loss (collectively, the “Insurance Policies”), including each insurer’s name, coverage deductible and limit, expiration date and current premium. Each Insurance Policy is in full force and effect, all premiums with respect thereto have been paid to the extent due, and no notice of cancellation or termination has been received with respect to any such policy, other than any policy that will be replaced or is intended to be replaced prior to the expiration thereof by policies providing substantially the same coverage from an insurer that is financially sound and reputable. The Insurance Policies provide the Companies with adequate insurance coverage against the risks involved in the conduct of the business of the Companies and ownership of the assets of the Companies. All Insurance Policies provide coverage of the Companies, and the coverage provided by the Insurance Policies of the Companies will not in any way be affected by, or terminate or lapse by reason of, the consummation of the transactions contemplated by this Agreement, including the effectuation of the Pre-Closing Restructuring. True and complete copies of all Insurance Policies have been provided to the Purchaser.

Section 3.13 Contracts. Schedule 3.13 lists, as of the Signing Date, all contracts relating to the business and assets of the Heath Group Entities or by which any of the assets of the Heath Group Entities is bound, pursuant to which the obligations of any party thereto are, or are contemplated to be, with respect to any such contract (a) in excess of $10,000 during any twelve month period, (b) not terminable prior to 90 days after the Signing Date, or (c) otherwise material to the business of the Heath Group Entities. All of the contracts listed on Schedule 3.13 and any contracts entered into after the Signing Date in accordance with Section 5.3 (collectively, the “Material Contracts”) are or will be valid and binding and in full force and effect, subject to Laws Affecting Creditors’ Rights. None of the Heath Group Entities nor, to Seller’s Knowledge, any other Person is in default under any Material Contract, nor, to Seller’s Knowledge, is there any event or circumstance which with notice or lapse of time, or both, would constitute a default thereunder by any Company or any other Person. No Heath Group Entity is a party to any contract which requires the Consent of any Person in order to consummate the transactions contemplated by this Agreement (including the effectuation of the Pre-Closing Restructuring), except as otherwise stated on Schedule 3.13. True and complete copies of all the Material Contracts have been provided to Purchaser. No Heath Group Entity has received notice (written or oral) of the termination or proposed termination of any Material Contract, other than the termination notice dated July 28, 2008 related to the Agency Agreement for the Truckers Umbrella and Excess Program between ACE American Insurance Company, Westchester Surplus Lines Insurance Company, Illinois Union Insurance Company and Jeffrey L. Heath, Inc. t/a Heath XS effective August 1, 2001, which notice has been provided to the Purchaser prior to the Closing Date.

Section 3.14 Litigation; Orders. Except as set forth in Schedule 3.14, there are no Actions pending, or to Seller’s Knowledge, threatened against or affecting any Heath Group Entity, its business or any of its assets as of the Signing Date. No Heath Group Entity is subject to any Order.

Section 3.15 Licenses. Schedule 3.15 lists all of the Licenses related to the assets of the Heath Group Entities or operation of the business of the Heath Group Entities, and indicates those Licenses for which the Consent of any Person is required to assign such License (including in order to effectuate the Pre-Closing Restructuring). The Heath Group Entities (and Seller) have obtained, maintain in effect, and comply with the terms and conditions of all Licenses required by Law. There is no Action pending or, to Seller’s Knowledge, threatened in writing to revoke or limit any License listed on Schedule 3.15. The Heath Group Entities (and Seller) have all Licenses necessary for their business as presently conducted. At the Closing Date, to Seller’s Knowledge, the Companies (together with Seller) have all Licenses materially necessary under applicable Law to conduct the business conducted by the Heath Group Entities prior to the execution of this Agreement. Following the Closing Date, to Seller’s Knowledge, for a period of six (6) months, the Companies (together with Seller) will have all Licenses materially necessary under applicable Law to conduct the business conducted by the Heath Group Entities prior to the execution of this Agreement. Licenses held by Seller individually with respect to the business of the Heath Group Entities are in full force and effect and shall remain in full force and effect following consummation of the transactions under this Agreement.

Section 3.16 Intangible Assets.

Owned Intangible Assets. Schedule 3.16(a) lists all of the Intangible Assets owned by the Heath Group Entities as of the Signing Date. With respect to the Intangible Assets listed on Schedule 3.16(a) and all of the Intangible Assets obtained or developed prior to the Closing, (i) the Heath Group Entities own all right, title and interest in and to such Intangible Assets free and clear of all Encumbrances, (ii) the Heath Group Entities have not sold, transferred, licensed, sublicensed or conveyed any interest in any of such Intangible Assets, and (iii) to Seller’s Knowledge, no Person has infringed upon or misappropriated any of such Intangible Assets. All Intangible Assets listed on Schedule 3.16(a) and all of the Intangible Assets obtained, held or used by the Heath Group Entities in respect of their business will be owned by the Companies as of the Closing Date, including without limitation all rights to the “Jeffrey L. Heath” name and trademark for use in connection with the business of the Heath Group Entities. As of the Closing Date, the Companies will have been irrevocably assigned by Seller all other rights of Seller in the “Jeffrey L. Heath” name for use in the business of Purchaser (including the Companies following the Closing).

(a) Licensed Intangible Assets. Schedule 3.16(b) lists all licenses and contracts related to any Intangible Asset used by the Heath Group Entities as of the Signing Date. Each license or contract listed on Schedule 3.16(b) and each license or contract related to an Intangible Asset which is entered into after the Signing Date in accordance with Section 5.3 is valid, binding and in full force and effect. The Heath Group Entities have not infringed upon or misappropriated any Intangible Asset owned by another Person. As of the Closing Date, the Companies will hold all licenses and contracts related to any Intangible Asset used by the Heath Group Entities as of the Signing Date pursuant to any third party license.

Section 3.17 Employees.

(a) Employees. Schedule 3.17(a) lists the name, job title, date of employment and current annual compensation (salary, bonus and participation in any non-qualified deferred or incentive compensation arrangement) and Heath Group Entity employer for each employee of the Heath Group Entities employed as of the Signing Date (collectively, the “Employees”). All Employees are either United States citizens or otherwise authorized to engage in employment in the United States in accordance with all Laws. All sums due for Employee compensation and benefits and all vacation time owing to any Employee (including all persons whose employment by any Company is terminated prior to the Signing Date) have been duly and adequately accrued on the accounting Books and Records of the Heath Group Entities.

(b) Contracts. Except as set forth in Schedule 3.17(b), no Heath Group Entity is a party to (i) any contract for employment between any Heath Group Entity and an Employee of such Heath Group Entity that cannot be terminated at will without cost, or (ii) any collective bargaining agreement or other contract to or with any labor union, Employee representative or group of Employees. Except as set forth in Schedule 3.17(b), the employment of all Employees is terminable at will without any penalty or severance obligation of any kind on the part of any Heath Group Entity.

(c) Compliance with Labor Laws. The Heath Group Entities have complied and are presently complying with all Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and are not engaged in any unfair labor practice or unlawful employment practice.

Section 3.18 Employee Benefits.

(a) Identification of Company Plans. Schedule 3.18(a) sets forth a list of all Employee Benefit Plans which provide compensation or benefits to employees, officers, directors or consultants of any Heath Group Entity (collectively, the “Company Plans”). Seller has delivered to Purchaser true and complete copies of: (i) each of the Company Plans and any related funding agreements thereto (including insurance contracts) including all amendments, all of which are legally valid and binding and in full force and effect, and there are no defaults thereunder, (ii) the currently effective Summary Plan Description pertaining to each of the Company Plans, (iii) the three most recent annual reports for each of the Company Plans, (iv) the most recent IRS determination letter for each Company Plan which is intended to constitute a qualified plan under Section 401 of the Code, and (v) financial statements for each funded Company Plan. Notwithstanding any statement or indication in this Agreement to the contrary, except as disclosed on Schedule 3.18(a), there are no Company Plans which the Companies (through the applicable Company) will not be able to terminate (or in which the Companies (through the applicable Company) will not be able to terminate the participation of its employees) immediately after the Closing in accordance with their terms and ERISA, and without incurring any expenses (including, but not limited to, loads or termination charges imposed with respect to insurance policies or mutual funds used to fund such Company Plans), other than administrative expenses in connection with such termination and benefits accrued as of the date of termination.

(b) Compliance with Applicable Laws. All Company Plans comply with and are and have been operated in material compliance with each applicable provision of ERISA, the Code, other federal statutes, state Law (including, state insurance Law) and the regulations and rules promulgated pursuant thereto or in connection therewith. No Heath Group Entity nor any member of the same controlled group of businesses as the Heath Group Entities within the meaning of Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) has failed to make any material contributions or to pay any material amounts due and owing as required by the terms of any Company Plan. Other than routine claims for benefits under the Company Plans, there are no pending or, to Seller’s Knowledge, threatened investigations, proceedings, claims, lawsuits, disputes, actions, audits or controversies involving the Company Plans or the fiduciaries, administrators, or trustees of any of the Company Plans or any ERISA Affiliate as the employer or sponsor under any Company Plan, with any of the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, any participant in or beneficiary of any Company Plan or any other Person whomsoever. To Seller’s Knowledge, there is no reasonable basis for any such claim, lawsuit, dispute, action or controversy.

(c) Pension Benefit Plans. None of the Heath Group Entities nor any ERISA Affiliate is or ever has been a sponsor or obligated to contribute to any plan covered by Title IV of ERISA or Section 412 of the Code, or any “multiemployer plan,” within the meaning of Section 3(37) of ERISA. Each of the Company Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS, and has been operated substantially in accordance with its terms and with the provisions of the Code.

(d) Welfare Benefit Plans. Each Company Plan which is required to comply with the provisions of Part 6 of Title I of ERISA, Section 601 et seq., and Code Section 4980B and the provisions of Part 7 of Title I of ERISA, Section 701 et seq., and Code Section 4980D has complied in all material respects. Except as required by such Sections of the Code, no Company Plan which is a Welfare Benefit Plan provides for any post-employment benefits.

(e) Effect of Consummation. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) entitle any current or former employee of any Heath Group Entity or any other individual to a bonus, severance pay, unemployment compensation or similar payment by the Heath Group Entity (or otherwise trigger any right of termination or separation entitling any current or former employee to any such bonus, severance pay, unemployment compensation or similar payment) (ii) otherwise accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of any Heath Group Entity, (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available, or (iv) in any way result in any liability of any Heath Group Entity with respect to any Employee Benefit Plan of any Person. No Heath Group Entity is a party or subject to any agreement, contract or other obligation which would require the making of any payment, other than payments contemplated by this Agreement, to any employee of such Heath Group Entity, Seller or any other Person as a result of the consummation of the transactions contemplated herein.

(f) Termination. As of the Closing, the Company Plan set forth on Schedule 10.1(c) with respect to the Companies shall have been terminated in accordance with the terms thereof and applicable Law without any further liability of the Companies or any sponsor or fiduciary thereof. Seller shall have made such additional contributions and other payments to such Company Plan as necessary to satisfy the Termination Obligation in connection with the foregoing.

Section 3.19 Taxes.

(a) Taxes and Tax Returns. All Taxes that are due and payable by any Heath Group Entity or by Seller (or affiliates of Seller) on behalf of or with respect to any Heath Group Entity (whether or not shown on a Return) have been paid. There are no liens on the property or assets of any Heath Group Entity for Taxes other than Permitted Encumbrances. All current Taxes not yet due and payable by the Company or by Seller (or affiliates of Seller) on behalf of or with respect to any Heath Group Entity have been properly accrued on the consolidated balance sheet of the Heath Group Entities. All Tax returns (including amended returns and claims for refund), reports, and declarations of estimated Tax (collectively, “Returns”) which were required to be filed by any Heath Group Entity or by Seller (or affiliates of Seller) on behalf of or with respect to any Heath Group Entity with any Governmental Authority have been timely filed. All Returns are true and correct in all material respects and accurately reflect the Tax liabilities of the applicable Heath Group Entity or by Seller (or affiliates of Seller) on behalf of or with respect to any Heath Group Entity .

(b) Statute of Limitations and Tax Actions. No Heath Group Entity or Seller (or affiliates of Seller) on behalf of or with respect to any Heath Group Entity has executed any presently effective waiver or extension of any statute of limitations against assessments and collection of Taxes. There are no pending or, to Seller’s Knowledge, threatened Claims, assessments, notices, proposals to assess, deficiencies or audits with respect to Taxes.

(c) Other Tax Representations. Proper and accurate amounts have been withheld and remitted by the applicable Heath Group Entity from and with respect to all Persons from whom it is required by applicable law to withhold for all periods in compliance with the tax withholding provisions of all Laws. There is no contract, plan or arrangement covering any Person that, individually or collectively, would give rise to the payment of any amount that would not be deductible by any Company by reason of Section 162(m) or Section 280G of the Code. No Heath Group Entity is a “foreign person” within the meaning of Section 1445(f)(3) of the Code. No Heath Group Entity has ever been a member of any group that filed a consolidated federal income tax return.

Section 3.20 Bank Accounts; Powers of Attorney. Schedule 3.20 lists the names of (a) each bank, trust company and stock or other broker with which any Heath Group Entity has an account, credit line or safe deposit box or vault, or otherwise maintains relations (the “Bank Accounts”), (b) all Persons authorized to draw on, or to have access to, each of the Bank Accounts, and (c) all Persons authorized by proxies, powers of attorney or other like instruments to act on behalf of any Heath Group Entity in any matter concerning the business of such Heath Group Entity. Each of the Bank Accounts has a positive cash balance. No proxies, powers of attorney or other like instruments are irrevocable. Except as set forth on Schedule 3.20, the Companies will have access to, and be authorized to draw on, the Bank Accounts.

Section 3.21 Affiliated Transactions. Except as set forth on Schedule 3.21, there are no outstanding loans or other transactions between any Heath Group Entity and Seller, officer, director, shareholder, consultant or affiliate of any Heath Group Entity or any spouse or child of any such person. Neither Seller, nor any officer, director, shareholder, consultant or affiliate of any Heath Group Entity nor any spouse or child of any such person owns or has any interest in, directly or indirectly, any real or personal property owned by or leased to any Heath Group Entity.

Section 3.22 Books and Records. The Books and Records of the Heath Group Entities, all of which have been made available to Purchaser prior to the Signing Date, are true, correct and complete and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.

Section 3.23 Full Disclosure. No representation or warranty of the Seller made in this Agreement, nor any written statement furnished to Purchaser pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact which affects the business or financial condition of the Heath Group Entities, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

Section 3.24 Brokers. No person is or will become entitled to receive any brokerage or finder’s fee, advisory fee or other similar payment for the transactions contemplated by this Agreement by virtue of having been engaged by or acted on behalf of Seller or any Heath Group Entity, except, as to the Seller, Philo Smith Capital Corp., whose fees and expenses are to be paid by the Seller. Seller agrees to indemnify and defend the Purchaser and to hold Purchaser harmless from any claim by any individual or entity asserting a broker or agency relationship relative to this Transaction.

Section 3.25 Absence of Sensitive Payments. No Heath Group Entity has made or maintained (i) any contributions, payments or gifts of its funds or property to any governmental official, employee or agent where either the payment or the purpose of such contribution, payment or gift was or is illegal under the laws of the United States or any state thereof, or any other jurisdiction (foreign or domestic); or (ii) any contribution, or reimbursement of any political gift or contribution made by any other person, to candidates for public office, whether federal, state, local or foreign, where such contributions were or would be a violation of applicable law.

Section 3.26 Financial Information. The Seller has delivered to the Purchaser all relevant financial information of the Heath Group Entities necessary to create consolidated financial statements as of June 30, 2008 based on generally accepted accounting principles (other than an actuarial report with respect to the unfunded pension liability of the Heath Group Entities as of June 30, 2008 (the “Pension Liability Report”)), along with financial information with respect to the financial condition and results of operations for the Heath Group Entities for calendar year 2007 and the six month period ended June 30, 2008. The financial information of the Heath Group Entities set forth on Schedule 3.26 (collectively, the “Scheduled Financial Information”) (i) were prepared in accordance with the books of account and other financial records of each of the Heath Group Entities, (ii) present fairly the financial condition and results of operations of each of the Heath Group Entities as of the dates thereof or for the periods covered thereby and (iii) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of each of the Heath Group Entities and the results of the operations of each of the Heath Group Entities as of the dates thereof or for the periods covered thereby (subject, in the case of interim information, to normal, recurring adjustments, consistently applied, none of which, individually or in the aggregate, is material); provided that, as of the date of execution of this Agreement, the Scheduled Financial Information excludes the amount of the unfunded pension liability of Heath Group Entities as of June 30, 2008. Except as set forth in Schedule 3.26, the Heath Group Entities do not have any material liability or obligation of any kind or nature (fixed or contingent) which is not reflected, reserved against or disclosed in the Scheduled Financial Information.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Seller that the statements set forth in this Article IV are correct and complete as of the date hereof.

Section 4.1 Organization; Good Standing; Delivery of Charter Documents. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Purchaser is duly qualified as a foreign corporation in the State of Texas.

Section 4.2 Power and Authority. The Purchaser has all requisite corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the execution, delivery and performance of all of the Transaction Documents to which the Purchaser is a party.

Section 4.3 Authorization; Execution and Validity. Each of the Transaction Documents, when executed and delivered by the Purchaser, will be duly authorized, executed and delivered, and will constitute a valid, legal and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with the terms of such Transaction Document, subject to any Law Affecting Creditors’ Rights.

Section 4.4 No Conflict; Purchaser Consents. The execution, delivery and performance by the Purchaser of each Transaction Document to which it is a party will not (a) violate any Law, (b) violate any Charter Document of the Purchaser, (c) violate any Order to which the Purchaser is a party or by which the Purchaser or its assets is bound, or (d) require any Consent from any Person.

Section 4.5 Full Disclosure. No representation or warranty of the Purchaser made in this Agreement, nor any written statement furnished to the Seller pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact which affects the business or financial condition of the Purchaser, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

Section 4.6 Brokers. No Person is or will become entitled to receive any brokerage or finder’s fee, advisory fee or other similar payment for the transactions contemplated by this Agreement by virtue of having been engaged by or acted on behalf of the Purchaser. The Purchaser agrees to indemnify and defend Seller and to hold Seller harmless from any claim by any individual or entity asserting a broker or agency relationship with Purchaser relating to this Transaction.

Section 4.7 Investment Representations.

(a) Purchaser is acquiring the Purchased Heath Interests for investment for its own account and not as an agent or nominee for any other Person, solely for purposes of investment and not with a view to, or for offer or sale or grant of any participation in connection with, any distribution thereof in violation of any Law, subject to Purchaser’s compliance with the applicable provisions of the Transaction Documents to which it is specified therein to be a party on or after the date hereof.

(b) Purchaser (1) is an “accredited investor,” within the meaning of Rule 501 of Regulation D, as promulgated by the SEC and presently in effect, and (2) has such knowledge, skill and experience in business, financial and investment matters so that it is capable of evaluating the merits, risks and consequences of its purchase of the Purchased Heath Interests at the Closing and is able to bear the economic risk of loss of its investment in such shares indefinitely (including a complete loss of such investment). To the extent deemed necessary by Purchaser, Purchaser has retained professionals of Purchaser’s choice at its own expense, to provide appropriate professional advice regarding the investments, tax and legal merits and consequences of acquiring and owning such shares.

ARTICLE V
COVENANTS OF SELLER

Section 5.1 Cooperation of the Seller. From the Signing Date through the Closing Date, the Seller shall use all reasonable efforts (a) to take all actions and to do all things necessary or advisable to consummate the transactions contemplated by this Agreement, (b) to cooperate with Purchaser in connection with the foregoing, including using reasonable efforts to obtain all Required Consents, and (c) subject to the other terms and conditions of this Agreement, to cause all the conditions set forth in Section 8.1, the satisfaction of which is in the reasonable control of the Seller, to be satisfied on or prior to Closing.

Section 5.2 Pre-Closing Access to Information. From the Signing Date through the Closing Date, the Seller shall afford to the Purchaser and its Representatives access to the properties, management, employees and Books and Records of the Heath Group Entities at such times as reasonably requested by Purchaser.

Section 5.3 Conduct of Business. From the Signing Date through the Closing Date, the Seller shall, and shall cause each of the Heath Group Entities to, use all reasonable efforts to (i) preserve substantially the relationships with their Representatives, suppliers and customers, (ii) perform its obligations under all contracts, leases and Licenses in all material respects, (iii) comply with all Laws, (iv) confer with the Purchaser regarding operational matters of a material nature, (v) report periodically to the Purchaser regarding the status of its business and the results of its operations, and (vi) conduct its business in the ordinary course and consistent with past practices.

Section 5.4 No Business Changes. From the Signing Date through the Closing Date, the Seller shall not, and shall cause the Heath Group Entities not to, without the express written consent of the Purchaser: (i) enter into any material agreement relating to the assets, properties or business of the Heath Group Entities, other than in the ordinary course of business; (ii) incur or discharge any material obligation or liability, except in the ordinary course of business; (iii) commit to make or make any capital expenditures or purchase any material assets; (iv) cancel or fail to renew any License; (v) impose any lien, pledge or encumbrance upon the Interest or any of the assets of any Heath Group Entity; (vi) make any change or authorize to be made any change to the Charter Documents of any Company; (vii) declare, set aside, or pay any dividend or make any distribution with respect to HXS Interests or Hardscrabble Interests (whether in cash or in kind) or redeem, purchase, or otherwise acquire any HXS Interests or Hardscrabble Interests other than (i) distributions by each Company to the Seller to pay Taxes on their respective allocable share of the income of such Company and (ii) to the extent that cash in the Companies exceeds $200,000, distributions such that any remaining cash is less than $200,000; (viii) issue, deliver or sell any equity securities or interests of any kind of the Company or split, combine or reclassify HXS Interests or Hardscrabble Interests with, into or as any other type of equity security or interest of any kind; (ix) incur any indebtedness for borrowed money; (x) forgive or cancel any indebtedness owing to any Heath Group Entity or waive any claims or rights of value belonging to any Heath Group Entity, (xi) sell, lease, license or otherwise dispose of any of the assets or properties of any Heath Group Entity, other than in the ordinary course of business; (xii) pay or increase the rate or terms of compensation or benefits payable to or to become payable to any of the directors, officers, employees, consultants or agents of any Heath Group Entity above the amounts reflected in Schedule 3.17(a); (xiii) except pursuant to the termination under Section 7.8(a), amend or otherwise make any changes to any of the Company Plans or increase the rate or terms of any benefits payable under the Company Plans; (xiv) make any other change in the terms of employment of any Employee; (xv) make or rescind any express or deemed material election relating to any Tax; or (xvi) commit pursuant to a legally binding agreement to do any of the foregoing.

Section 5.5 Supplements to Schedules. If, between the Signing Date and the Closing Date, Seller becomes aware that any of its representations and warranties in this Agreement or the schedules to this Agreement was inaccurate when made or if during such period any event occurs or condition changes that causes any of such representations and warranties to be inaccurate, then the Seller shall notify the Purchaser thereof in writing and supplement the schedules hereto to account for any such inaccuracy, event or change. Any such supplement to the schedules shall not be deemed to have been disclosed as of the Signing Date, or to have cured any breach of a representation and warranty made in this Agreement, unless so agreed in writing by the Purchaser.

Section 5.6 Standstill. Until the earlier to occur of the Closing or the termination of this Agreement pursuant to Article IX, the Seller shall not, nor shall the Seller permit the Heath Group Entities or any of Seller’s or their respective Representatives to, (a) directly or indirectly encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information or assistance to, any Person (other than Purchaser and its Representatives) concerning any merger, sale of securities, sale of substantial assets, investment proposals or similar transaction involving any Heath Group Entity, (b) entertain or discuss any acquisition or investment proposals whatsoever with respect to any Heath Group Entity or (c) except as required by law after not less than five days notice to Purchaser, disclose to any third party any non-published information concerning any Heath Group Entity, the business of any Heath Group Entity or any Heath Group Entity’s financial condition. The Seller shall, and shall cause the Heath Group Entities to, promptly notify the Purchaser if Seller or any Heath Group Entity receives any such proposal or offer or any inquiry or contact with respect thereto and provide the Purchaser a copy of any written communication with respect thereto.

Section 5.7 Discharge of Encumbrances. Seller shall, and shall cause the Heath Group Entities to, take all actions and do all things necessary to cause all Encumbrances, other than Permitted Encumbrances, on any of the Purchased Heath Interests or the assets of the Heath Group Entities to be terminated or otherwise discharged at or prior to the Closing.

Section 5.8 Non-Disclosure; Non-Competition; Non-Solicitation.

(a) Non-Disclosure Agreement. From the Signing Date through the Closing Date, Seller agrees that Seller will not (i) disclose to any person, either directly or indirectly, any Confidential Information, unless and solely to the extent that such Confidential Information is required to be disclosed by law or pursuant to a final judicial order or decree, (ii) use for his own account or cause, facilitate or allow any third party to use Confidential Information in any way. The Seller further agrees that, on or prior to the Closing Date, the Seller shall deliver to Companies all memoranda, notes, plans, records, reports and other documents (and copies thereof) relating to the Heath Group Entities or the conduct of the business of the Heath Group Entities that the Seller may possess or have under their control. Notwithstanding the foregoing, Seller shall be permitted to use Confidential Information for the purpose of winding up the affairs of JLH following the Closing.

(b) Work Product. All records and documents embodying any Confidential Information or pertaining to the existing or contemplated scope of the Heath Group Entities’ business which have been conceived, prepared or developed by Seller in connection with his ownership interests in the Heath Group Entities, his employment by the Heath Group Entities or otherwise, either alone or with others (herein called “Work Product”), shall be the sole property of the Companies following the Closing Date. At or prior to the Closing Date, the Seller shall deliver all Work Product to the Companies.

(c) Non-Competition Agreement. From the date hereof through the later of (i) the sixth (6th) anniversary of the Closing or (ii) the second anniversary of the Option Closing with respect to Seller, Seller will not, directly or indirectly (including through any affiliate or related person), without the express written consent of the Purchaser, (A) own, engage in, manage, operate, join, control, or participate in the ownership, management, operation, or control of, or be connected as a stockholder, director, officer, employee, agent, partner, joint venturer, member, beneficiary, or otherwise with, any “Competing Business” (defined below) anywhere in the “Restricted Territory” (defined below), provided, however that nothing in this Agreement shall prohibit the Seller from being a passive owner of less than five percent (5%) of the outstanding ownership interests of any Person which is publicly traded on a national exchange, so long as the Seller has no active participation in the business or affairs of such Person (whether through employment, management, board position, consulting or otherwise); (B) induce any customer of any Heath Group Entity to patronize any Competing Business; (C) solicit or accept any Competing Business from any customer of any Heath Group Entity; (D) request or advise any customer, supplier or partnerof any Heath Group Entity to withdraw, curtail or cancel its business with the Heath Group Entity ; or (E) disclose to any Person engaged in any Competing Business the names or addresses of any of the customers of any Heath Group Entity or (F) subject to the license agreement provided for in Section 7.6(d), use the “Heath” name (including but not limited to “Jeffrey L. Heath”) in any Competing Business or any insurance business or any kind. For purposes of this Agreement, the term “Competing Business” is defined to mean any activity or business (other than on behalf of any Company) that is or would be competitive with the business conducted by any Heath Group Entity or by Purchaser or any of its Subsidiaries at any time on or following the date hereof and prior to the later of (i) the fourth (4th) anniversary of the Closing or (ii) the Option Closing with respect to Seller. The term “Restricted Territory” is defined to mean any location in the United States or Canada. The Parties understand and agree that, for purposes of this Section 5.8(c) or Section 5.8(d), references to the Option Closing shall be deemed to be the “Option Expiration Date” following such time as the Heath Put-Call Option (as defined in the Amended and Restated Operating Agreements ceases to be exercisable. Notwithstanding the termination of the foregoing provision, the restriction set forth in clause (F) of this Section 5.8(c) above shall continue to apply indefinitely.

(d) Non-Solicitation Agreement. From the date hereof through the later of (i) the sixth (6th) anniversary of the Closing or (ii) the second anniversary of the Option Closing with respect to Seller, Seller shall not, either on its own behalf or on behalf of any business competing with the Purchaser, directly or indirectly (A) solicit or induce, or in any manner attempt to solicit or induce any person employed by, or an agent of, any Heath Group Entity or the Purchaser to terminate such person’s employment or agency, as the case may be, with such entity, or (B) attempt to induce any supplier or customer to cease being (or any prospective supplier or customer not to become) a supplier or customer of any Heath Group Entity or the Purchaser.

(e) Modification of Restrictions. Seller agrees that if an arbitrator or a court of competent jurisdiction determines that the length of time or any other restriction, or portion thereof, set forth in this Section 5.8 is overly restrictive and unenforceable, the arbitrator or court shall reduce or modify such restrictions to those which it deems reasonable and enforceable under the circumstances, and as so reduced or modified, the Parties agree that the restrictions of this Section 5.8 shall remain in full force and effect. Seller further agrees that if an arbitrator or court of competent jurisdiction determines that any provision of this Section 5.8 is invalid or against public policy, the remaining provisions of this Section 5.8 and the remainder of this Agreement shall not be affected thereby, and shall remain in full force and effect.

(f) Injunctive Relief. In the event of any pending, threatened or actual breach of any of the covenants or provisions of this Section 5.8, as determined by an arbitrator or a court of competent jurisdiction, it is understood and agreed by Seller that the remedy at law for a breach of any of the covenants or provisions of this Section 5.8 may be inadequate and, therefore, the Purchaser and the Companies shall be entitled to a restraining order or injunctive relief in addition to any other remedies at law and in equity, as determined by an arbitrator or a court of competent jurisdiction. Seller waives any bond, surety, or other security that might be required of the Purchaser or the Companies as a condition of any such restraining order or injunctive relief.

(g) Acknowledgments of Seller. Seller acknowledges that (i) any public disclosure of the Confidential Information will have an adverse effect on the Companies, the Purchaser and the respective businesses, (ii) Seller possesses unique skills and experience, (iii) the Companies and the Purchaser would suffer irreparable injury if Seller breached any of the terms of this Section 5.8, (iv) the Companies and the Purchaser will be at a substantial competitive disadvantage if such entity fails to acquire and maintain exclusive ownership of the Confidential Information or Seller fails to abide by the restrictions provided in this Section 5.8, (v) the scope of the restrictions provided in this Section 5.8 are reasonable when taking into account (A) the negotiations between the Parties and (B) that Seller is the direct beneficiary of the Purchase Price paid pursuant to this Agreement, (vi) the consideration being paid to Seller (and the Seller collectively) pursuant to this Agreement is sufficient inducement for the Seller to agree to the terms hereof, (vii) the provisions of this Section 5.8 are reasonable and necessary to protect the business and interests of the Companies and Purchaser, to prevent the improper use or disclosure of the Confidential Information and to provide the Companies and the Purchaser with exclusive ownership of all such Confidential Information, and (viii) the terms of this Section 5.8 preclude Seller from engaging in the conduct of the business of the Company only for a reasonable period.

(h) Release. Seller, in his capacity as a member, manager, officer and/or employee of the Company, hereby releases and forever discharges the Companies from any and all Claims whatsoever, whether known or unknown suspected or unsuspected, both at law and in equity, which the Seller or any of its affiliates now has, have ever had or may hereafter have against the Companies related to any matter arising prior to the Closing Date. As of the Closing Date, the Seller has no knowledge of any Claims by it against the Companies. Seller also releases the Companies from any claims or rights to indemnification Seller may have under the Governing Documents of the Companies.

(i) Affiliates. Any reference to the Company or Companies in this Section 5.8 shall be deemed to include the Company, Purchaser, its subsidiaries and any other entity controlled by or under common control with Purchaser or its subsidiaries, unless the context clearly indicates otherwise.

(j) Acknowledgement. For the avoidance of doubt, the provisions set forth in this Section 5.8 are in addition to (and not in lieu of) provisions with respect to non-disclosure, non-competition and non-solicitation set forth in an employment agreement with Seller to be executed at Closing, which provisions may be in effect concurrently with this Agreement. In the event of any conflict between the provisions of this Agreement and such employment agreement, Seller shall be subject to the most restrictive provision then in effect.

ARTICLE VI
COVENANTS OF PURCHASER

Section 6.1 Cooperation by Purchaser. From the Signing Date through the Closing Date, the Purchaser shall use all reasonable efforts (a) to take all actions and to do all things necessary or advisable to consummate the transactions contemplated by this Agreement, (b) to cooperate with the Companies and the Seller in connection with the foregoing, including using reasonable efforts to obtain all of the Required Consents, and (c) subject to the other terms and conditions of this Agreement, to cause all the conditions set forth in Section 8.2, the satisfaction of which is in the reasonable control of the Purchaser, to be satisfied on or prior to Closing.

ARTICLE VII
MUTUAL COVENANTS

Section 7.1 Fees and Expenses. Each Party hereto will be responsible for and bear all its own costs and expenses incurred at any time in connection with pursuing, negotiating or consummating this Agreement and all other agreements contemplated by the Transaction Documents. Such costs and expenses incurred by the Seller will be paid by the Seller with funds other than those of the Companies.

Section 7.2 Governmental Consents. Promptly after the Signing Date, each Party shall take all actions and do all things necessary to obtain all Consents required by any Governmental Authority to consummate the transactions contemplated hereby.

Section 7.3 Consents to Assign Leases and Contracts.

(a) Cooperation and Reasonable Efforts. Each Party hereby agrees to use reasonable efforts, to take reasonable actions (including the Purchaser’s delivery to third parties of its audited financial statements) and to cooperate with each other as may be necessary to obtain Consents under Encumbered Instruments. Except as expressly provided herein (including as provided in Section 7.9), no Party shall be required to pay any sum, to incur any obligation or to agree to any amendment of any Encumbered Instrument in order to obtain any such Consent to transfer and assign the Encumbered Instrument.

(b) Pre-Closing; Required Consents. Schedule 7.3(b) lists the Encumbered Instruments under which a Consent must be obtained from the appropriate third party prior to Closing as a condition to Closing (collectively, the “Required Consents”).

(c) Notwithstanding anything to the contrary set forth in this Section 7.3, Seller’s obligations with respect to Consents in connection with effectuating the Pre-Closing Restructuring are set forth in Section 7.9.

Section 7.4 Licenses. Each Party hereby agrees to use reasonable efforts, to take reasonable actions and to cooperate with each other as may be necessary to transfer to Purchaser, or assist Purchaser in obtaining, all Licenses required for the Companies to conduct the business of the Heath Group Entities. On or as soon as practicable after the Signing Date, each Party shall file, separately or jointly with any other Party, as the case may be, all applications necessary to transfer or obtain the Licenses. Each Party shall use reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the applications contemplated hereby. Except as expressly provided herein (including as provided in Section 7.9)., the Seller on the one hand and the Purchaser on the other hand shall each pay one-half of the fees and expenses incurred in connection with transferring or obtaining all Licenses. Notwithstanding anything to the contrary set forth in this Section 7.4, Seller’s obligations with respect to transferring Licenses in connection with the Pre-Closing Restructuring are set forth in Section 7.9.

Section 7.5 Further Assurances. Subject to the other terms and conditions of this Agreement, at any time and from time to time, whether before or after Closing, each Party shall execute and deliver all instruments and documents and take all other action that the other Party may reasonably request to consummate or to evidence the consummation of the transactions contemplated by this Agreement.

Section 7.6 Supplemental Agreements. At or prior to the Closing, (a) the individuals set forth on Schedule 7.6 shall execute employment agreements in substantially the forms attached hereto as Exhibit A; (b) Purchaser and Seller shall execute an amended and restated operating agreement for each of HXS and Hardscrabble (collectively, the “Amended and Restated Operating Agreements”) in substantially the forms attached hereto on Exhibit B and Exhibit C, (c) Seller shall have irrevocably assigned to the Companies, pursuant to an assignment of rights in a form reasonably satisfactory to Purchaser, all rights of Seller in the “Jeffrey L. Heath” name (including derivative forms thereof) for use in Purchaser’s business (including the business of the Heath Group Entities) and (d) Purchaser and Seller shall execute a license agreement providing JLH with the right to use the “Jeffrey L. Heath” trademark for the sole purpose of winding up the operations of JLH.

Section 7.7 Tax Matters. Preparation of Returns.

(i) Tax Periods Ending On or Before the Closing Date.

(A) Non-Income Returns. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Returns for the Companies for all periods ending on or prior to the Closing Date (“Pre-Closing Tax Period”) which are filed after the Closing Date, other than income Returns for such periods. Such Returns shall be prepared consistently with the past practice of the Companies, unless otherwise required by applicable Law. Purchaser shall permit the Seller to review and comment on each such Return described in the preceding sentence prior to filing. Seller shall reimburse Purchaser for Taxes of the Companies with respect to such periods within five (15) days of payment by Purchaser or the Companies of such Taxes.

(B) Income Returns. Seller shall prepare or cause to be prepared all income Returns for the Companies for all Pre-Closing Tax Periods, including specifically, the final partnership income Return of each of HXS and Hardscrabble that will result from the termination of each such partnership (as treated for Tax purposes) pursuant to Section 708 of the Code. Such income Returns shall be prepared consistently with past practice of the Companies. Seller shall permit Purchaser to review and comment on each such Return described in the preceding sentence prior to filing. The Purchaser or the Companies shall file such Returns at the direction of the Seller. The cost of preparing such Returns shall be borne by the Seller, and not the Companies.

(ii) Tax Periods Beginning Before and Ending After the Closing Date. Purchaser shall prepare or cause to be prepared and file or cause to be filed Returns of the Companies (if any) for Tax periods which begin before the Closing and end after the Closing (a “Straddle Tax Period”). Such Returns shall be prepared consistently with the past practice of the Companies unless otherwise required by applicable Law. Purchaser shall permit the Seller to review and comment on each such Return described in the preceding sentence prior to filing. Seller shall reimburse Purchaser within five (5) days of the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on Closing.

(iii) Allocation. For purposes of this Section 7.7, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing, the portion of such Tax which relates to the portion of such taxable period ending on the Closing shall (x) in the case of any Taxes other than the Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing. For purposes of this Section 7.7, in the case of any Tax credit relating to a taxable period that begins before and ends after the Closing, the portion of such Tax credit which relates to the portion of such taxable period ending on the Closing shall be the amount which bears the same relationship to the total amount of such Tax credit as the amount of Taxes described in (y) above bears to the total amount of Taxes for such taxable period.

(b) Cooperation on Tax Matters.

(i) Purchaser and Seller (and Purchaser shall cause the Companies to) cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller and Purchaser agree to (A) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) give all parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any other party so requests, shall allow such other party to take possession of such books and records.

(ii) The Purchaser and the Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed.

(c) Amended Returns.

(i) Any amended Return of the Companies or claim for Tax refund on behalf of the Companies for any period ending on or prior to the Closing Date shall be filed, or caused to be filed, only by the Seller. The Seller shall not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed), make or cause to be made, any such filing, to the extent such filing, if accepted, reasonably might change the Tax liability of the Purchaser or the Companies for any period ending after the Closing Date.

(ii) Any amended Return of the Companies or claim for Tax refund on behalf of the Companies for any period ending after the Closing Date shall be filed, or caused to be filed, only by the Purchaser. The Purchaser shall not, without the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed), make or cause to be made, any such filing, to the extent such filing, if accepted, reasonably might change the Tax liability of the Seller for any period ending on or prior to the Closing Date.

(d) Audits.

(i) Purchaser shall provide Seller with notice of any written inquiries, audits, examinations or proposed adjustments by the Internal Revenue Service (“IRS”) or any other Taxing Authority, which relate to any Pre Closing Tax Periods. Seller shall have the sole right to represent the interests of the Companies in any Tax audit or other proceeding relating to any Pre Closing Tax Periods, to employ counsel of their choice at their own expense, and to settle any issues and to take any other actions in connection with such proceedings relating to such taxable periods; provided, however, that Seller shall inform Purchaser of the status of any such proceedings, shall provide Purchaser (at Purchaser’s cost and expense) with copies of any pleadings, correspondence, and other documents as Purchaser may reasonably request and shall consult with Purchaser prior to the settlement of any such proceedings and shall obtain the prior written consent of Purchaser prior to the settlement of any such proceedings that could reasonably be expected to adversely affect Purchaser in any taxable period ending after the Closing Date, which consent shall not be unreasonably withheld or delayed; provided further, however, that Purchaser and counsel of its own choosing shall have the right to participate in, but not direct, the prosecution or defense of such proceedings at Purchaser’s sole expense.

(ii) Purchaser and Seller shall promptly provide each other with notice of any written inquiries, audits, examinations or proposed adjustments by the IRS or any other Taxing Authority that relate to any Straddle Tax Period. Purchaser and Seller shall jointly control the conduct of any Tax audits or other proceedings relating to Taxes for a Straddle Tax Period, and neither party shall settle any such Tax audit or other proceeding without the written consent of the other party, which consent shall not be unreasonably withheld or delayed.

(iii) Purchaser shall have the right to control all other Tax audits or proceedings of the Companies. Purchaser shall obtain the prior written consent of Seller prior to the settlement of any such proceedings that could reasonably be expected to increase the Seller’s Tax liabilities for a Pre-Closing Tax Period, which consent shall not be unreasonably withheld or delayed.

(iv) Purchaser and the Companies shall execute and deliver to Seller such powers of attorney and other documents as may be necessary or appropriate to give effect to the foregoing.

(e) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the Purchaser when due, and the Purchaser or the Companies will, at its own expense, file all necessary Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees, and, if required by applicable Law, Seller will join in the execution of any such Returns and other documentation, provided that Seller is held harmless from any liability solely by reason of such joinder.

(f) Tax Covenants.

(i) Purchaser covenants that without obtaining the prior written consent of Seller it will not, and will not cause or permit the Companies or any affiliate of Purchaser, to (i) take any action on the Closing Date other than in the ordinary course of business that could give rise to any Tax liability of Seller or (ii) make or change any material Tax election, amend any Return, take any Tax position on any Return, or compromise or settle any Tax liability, in each case if such action could have the effect of increasing the Tax liability of Seller or reducing any Tax asset of the Companies with respect to any Pre Closing Tax Period or portion of a Straddle-Tax Period ending on the Closing Date.

(ii) After the Closing Date, Purchaser and/or the Companies will not, without obtaining the written consent of Seller, agree to the waiver or any extension of the statute of limitations relating to any Taxes of the Companies for any Pre Closing Tax Period or any Straddle Tax Period.

(iii) Seller shall have the right to any Tax refunds received by the Companies for any Pre-Closing Tax Period or portion of any Straddle Tax Period that ends on the Closing Date. Purchaser shall pay such amounts to Seller no later than ten days after the receipt by the Companies of such Tax refunds.

(g) Allocation of Purchase Price. Within ninety (90) days after the Closing, Seller shall provide to Purchaser a statement (the “Allocation Notice”) of the amount of the Purchase Price allocated to each of HXS and Hardscrabble it proposes to allocate to the respective assets of HXS and Hardscrabble described in Section 751(a)(1) or (2) of the Code (the “Allocation”) for the review of the Purchaser. The Allocation shall be based on applicable Law. Seller shall consider and implement any reasonable adjustments to such Allocation as may be proposed by the Purchaser. To the extent the Purchaser fails to notify Seller of any disagreements within twenty (20) days of receipt of the Allocation Notice, then the Allocation, as proposed in the Allocation Notice, shall be final, binding and conclusive on the parties hereto. If (x) the Purchaser is in disagreement with the Allocation proposed in the Allocation Notice, and the Purchaser notifies the Seller within such twenty (20) day period in accordance with this Agreement, or (y) Seller do not agree with the Purchaser’s proposed adjustments to the Allocation, then such disagreement shall be submitted to the national office of a firm of independent accountants of nationally recognized standing reasonably satisfactory to the Seller and the Purchaser.

Section 7.8 Employee Benefit Plans; Employment.

(a) Employee Benefit Plans. As of the Closing Date (immediately prior to the Closing), the Seller shall, and shall cause the Companies to, terminate the Company Plan set forth on Schedule 10.1(c) with respect to the Companies in accordance with the terms thereof and applicable Law without any further liability of the Companies or any sponsor or fiduciary thereof, including making applicable distributions to participants therein. In connection with such termination, (i) Seller shall make, or cause to be made, such contributions and other payments as necessary to satisfy the Termination Obligation and (ii) Seller and Seller’s participating family members shall execute an indemnification of such Company Plan and its fiduciaries and sponsors, including a disclaimer of any rights or benefits under such Company Plan following the Closing Date (other than as provided in connection with the termination).

(b) No Representations. Without the written consent of the Purchaser (or except as expressly contemplated by this Agreement), neither the Seller nor any Company will make any promise or commitment to any employee of any Company with regard to his or her employment status with the Purchaser or such Company, or the terms or conditions upon which such employment might occur or be continued.

Section 7.9 Pre-Closing Restructuring

(a) Following the date hereof, Seller shall take all actions necessary to cause the transfer by JLH to the Companies of the assets (including Intangible Assets) set forth on Schedule 8.1, free and clear of Encumbrances (the “Pre-Closing Restructuring”). Prior to execution thereof, Seller shall provide Purchaser and its representatives with copies for its review of any bills of sale, assignment of trademarks or related transfer documents in connection with the foregoing.

(b) Seller shall take all actions (including making out-of-pocket expenditures) necessary to obtain Consents under Encumbered Instruments required in connection with effectuating the Pre-Closing Restructuring; provided that Seller shall not, without the express consent of Purchaser, in connection with the Pre-Closing Restructuring (1) commit or agree to any amendment or modification of any Contract of the Heath Group Entities or to any other obligation binding on the Companies or (2) cause any Company to incur any liability.

(c) Seller shall take all actions (including making out of pocket expenditures borne by Seller) necessary to transfer to the Companies any Licenses held by JLH and required by the Companies to alone conduct the business of the Heath Group Entities as conducted prior to the date of this Agreement. In the event that any Licenses held by JLH cannot be legally transferred to the Companies (or such transfer would result in a material delay in the transaction), then Seller shall promptly cause the Companies (at the cost and expense of the Companies) to apply for new Licenses required for the Companies alone to conduct the business of the Heath Group Entities as conducted prior to the date of this Agreement. If the Closing occurs, Seller shall make available to the Companies all Licenses held by JLH (and not then held by the Companies) and/or Seller for the purpose of the conducting the business of the Heath Group Entities following the Closing until such time as all required Licenses have been issued to the Companies.

(d) Seller and JLH (and not the Companies nor Purchaser) shall bear all costs and expenses associated with effectuating the Pre-Closing Restructuring, including with respect to transferring or applying for Licenses in connection therewith.

(e) Seller shall keep Purchaser informed on a current basis with respect to the progress of the Pre-Closing Restructuring, including with respect to completing any transfer, obtaining any Consent or License or other step which in each case presents a risk of delaying the Closing hereunder. Seller shall keep Purchaser informed of any material communication with the counterparty and its affiliates with respect the transfer of Material Contract set forth in Schedule 7.9(e).

ARTICLE VIII
CONDITIONS PRECEDENT TO CLOSING

Section 8.1 Conditions Precedent to Purchaser’s Obligations. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any of which may be waived in writing by the Purchaser.

(a) Accuracy of Representations and Warranties. The representations and warranties made by the Seller in this Agreement shall have been true and complete as of the Signing Date and as of the Closing Date as though made as of the Closing Date, except to the extent such representations or warranties made as of a specific date shall have been correct and complete as of the specified date.

(b) Performance of Covenants. The Companies and the Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed by such party prior to or at the Closing.

(c) No Material Adverse Change. None of the Heath Group Entities has undergone any Material Adverse Change since the Signing Date.

(d) Consents. The Companies and the Seller, as the case may be, shall have received and delivered to Purchaser all of the Required Consents, each in form and substance satisfactory to Purchaser, and shall have given all notices required to be given to any Persons prior to the consummation of the transactions contemplated by this Agreement.

(e) Closing Certificate. The Seller and an executive officer of each of the Companies shall have delivered to the Purchaser a certificate confirming (i) the satisfaction of the conditions set forth in Sections 8.1(a), 8.1(b), 8.1(c) and 8.1(d) and (ii) the continuing force and effect of the Required Consents.

(f) Secretary’s Certificate. Seller shall have delivered to the Purchaser a certificate executed by the secretary or an assistant secretary of each of the Companies certifying as to (i) the applicable Company’s Charter Documents, (ii) the applicable Company’s good standing, (iii) the resolutions in which the applicable Company’s board of directors, or members and managers (if any), as the case may be, approved the Transaction Documents to which the Company is a party and the transactions contemplated thereby, and (iv) the incumbency of the applicable Company’s officers who execute any documents on behalf of such Company in connection with this Agreement.

(g) Deliveries. The Seller shall have delivered the documents required by Section 2.2 and such other documents as Purchaser may reasonably require.

(h) No Order or Action. No Order shall be in effect forbidding or enjoining the consummation of the transactions contemplated hereby. No Action shall be pending or threatened before any court or other Governmental Authority seeking to enjoin the Closing or seeking damages against the Purchaser or any of its Representatives as a result of any of the transactions contemplated by this Agreement, provided that neither the Purchaser nor any of its affiliates instituted such Action.

(i) Transfer of Assets. The Seller shall have caused the transfer of the assets set forth on Schedule 8.1(i) from Jeffrey L. Heath, Inc. to HXS, free and clear of all Encumbrances, and all Consents with respect to such transfers shall have been received

(j) Licenses. All Licenses required for the Companies alone following the Closing to operate the business conducted by the Heath Group Entities as of the date of this Agreement, as determined in the reasonable discretion of the Purchaser, shall have been transferred to, or been received by, the Companies, and such Licenses shall remain in full force and effect.

(k) Pension Termination. The Company Plan set forth on Schedule 10.1(c) shall have been terminated with respect to the Companies in accordance with the terms of such Company Plan and applicable Law, and the Termination Obligation shall have been satisfied.

Section 8.2 Conditions Precedent to the Seller’s Obligations. The obligation of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any of which may be waived in writing by the Seller.

(a) Accuracy of Representations and Warranties. The representations and warranties made by the Purchaser in this Agreement shall have been true and complete as of the Signing Date and as of the Closing Date as though made as of the Closing Date, except to the extent such representations or warranties made as of a specific date shall have been correct and complete as of the specified date.

(b) Performance of Covenants. The Purchaser shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed by the Purchaser prior to or at the Closing.

(c) Closing Certificate. An executive officer of Purchaser shall have delivered to the Seller a certificate confirming the satisfaction of the conditions set forth in Sections 8.2(a) and 8.2(b).

(d) Deliveries. The Purchaser shall have delivered the documents required by Section 2.3 and such other documents as the Seller may reasonably require.

(e) No Order or Action. No Order shall be in effect forbidding or enjoining the consummation of the transactions contemplated hereby. No Action shall be pending or threatened before any court or other Governmental Authority seeking to enjoin the Closing or seeking damages against the Companies or the Seller or any of their Representatives as a result of any of the transactions contemplated by this Agreement, provided that neither the Companies nor the Seller nor any of their affiliates instituted such Action.

ARTICLE IX
TERMINATION PRIOR TO CLOSING

Section 9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual agreement of the Purchaser and the Seller;

(b) by the Purchaser at any time after the occurrence of a Material Adverse Change in any of the Heath Group Entities;

(c) by the Purchaser or the Seller at any time on or after December 31, 2008 (the “Drop Dead Date”), if any of the conditions provided for in Section 8.1 or 8.2, respectively, shall not have been met or waived in writing prior to such date; provided that a Party shall not have the right to terminate under this Section 9.1(c) if such Party’s actions were the cause of the conditions not being satisfied on or prior to the Drop Dead Date;

(d) by Purchaser, if any of the conditions set forth in Section 8.1 shall become impossible to be satisfied; or

(e) by Seller, if any of the conditions set forth in Section 8.2 shall become impossible to be satisfied.

Section 9.2 Procedure Upon Termination. In the event of termination pursuant to Section 9.1, written notice thereof shall be immediately given to the other Party and the transactions contemplated by this Agreement shall be terminated, without any further action by any Party. If the transactions contemplated by this Agreement are terminated as provided herein:

(a) each Party shall return all documents, work papers and other materials of the other Party, whether obtained before or after the execution hereof, to the Party furnishing the same; and

(b) such termination shall not in any way limit, restrict or relieve any Party of liability for any breach of this Agreement.

ARTICLE X
INDEMNIFICATION AND OFFSET

Section 10.1 Indemnification by Seller. The Seller shall indemnify and hold harmless the Purchaser, the Companies, and their respective directors, officers, employees, agents, attorneys and shareholders (excluding the Seller and his affiliates) (collectively, the “Purchaser Group”) in respect of any and all Claims incurred by the Purchaser Group, in connection with each and all of the following:

(a) Any breach of any representation or warranty made by the Seller in this Agreement as of the date of this Agreement or as of the Closing Date; and

(b) The breach of any covenant, agreement or obligation of the Seller contained in this Agreement or any other instrument delivered at the Closing, including, the agreement and covenants of the Seller set forth in Section 5.8 of this Agreement.

(c) Any liability (including any Tax liability) incurred in connection with the failure to administer any Company Plans in accordance with applicable Law prior to or on the Closing Date, and any liability arising in connection with the Company Plan described on Schedule 10.1(c) (including, but not limited to, any liability or Claim arising in connection with the termination thereof pursuant to Section 7.9(f) or otherwise, including the Termination Obligation).

(d) Any liability arising in connection with the Pre-Closing Restructuring (including but not limited to any liability arising from a failure to obtain any required Consent and any Tax liability).

(e) Any liability arising from the failure of the Companies to hold or obtain following Closing any License required under applicable Law for the Companies to conduct following the Closing the business conducted by the Heath Group Entities prior to Closing; provided that, without limiting any other rights under this Section 10.1, this specific indemnity under 10.1(e) shall no longer apply in respect of an individual License following the first issuance of such License following Closing.

(f) Any Pre-Closing Operational Liability.

(g) Any Operating Cash Shortfall.

(h) Any liabilities of JLH.

Section 10.2 Indemnification by Purchaser. The Purchaser shall indemnify and hold harmless the Seller in respect of any and all Claims reasonably incurred by the Seller in connection with each and all of the following:

(a) Any breach of any representation or warranty made by the Purchaser in this Agreement; and

(b) The breach of any covenant, agreement or obligation of the Purchaser contained in this Agreement or any other instrument delivered at the Closing.

Section 10.3 Claims for Indemnification. Whenever any Claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly notify the other party (the “Indemnifying Party”) of the Claim and, when known, the facts constituting the basis for such Claim. In the event of any Claim for indemnification hereunder resulting from or in connection with any Claim or legal proceedings by a third party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability potentially arising therefrom. The Indemnified Party shall not settle or compromise any Claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, consent not be unreasonably withheld or delayed.

Section 10.4 Defense by Indemnifying Party. In connection with any Claim giving rise to indemnity hereunder resulting from or arising out of any Claim or legal proceeding by a Person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party given within twenty (20) days after delivery of the written notice referred to in Section 10.3 hereof assume the defense of any such Claim or legal proceeding if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such Claim. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any third-party claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to the Indemnified Party, or does not include an unconditional release of all Indemnified Parties. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such Claim or litigation resulting therefrom with counsel reasonably satisfactory to the Indemnified Party, (a) the Indemnified Party may defend against such Claim or litigation, in such manner as it may deem appropriate, including, but not limited to, settling such Claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and (b) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such third party Claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third party Claim in a reasonably prudent manner as a prudent businessman would if his own funds were subject to such suit.

Section 10.5 Offset. The Indemnified Party shall have the right to offset any amounts for which it is entitled to indemnification under this Article X against any amounts otherwise payable by the Indemnified Party to the Indemnifying Party under this Agreement. In addition, the parties acknowledge and agree that Purchaser shall be entitled to cause the Companies to (i) offset any amounts for which the Purchaser Group is entitled to indemnification under this Article X against amounts otherwise payable to the Seller or his affiliates under the Amended and Restated Operating Agreements (including distributions thereunder) and/or (ii) direct to Purchaser amounts otherwise payable to the Seller or his affiliates under the Amended and Restated Operating Agreements (including distributions thereunder) in respect of any amounts for which the Purchaser Group is entitled to indemnification under this Article X.

Section 10.6 Tax Benefit. Any payment or indemnity required to be made pursuant to Section 10.1 or Section 10.2 shall be adjusted to take into account any reduction in Taxes actually realized by the Indemnified Party (which term shall, for purposes of this Section 10.6, include the ultimate payer(s) of Taxes in the case of an Indemnified Party that is a branch or a disregarded entity or other pass-through entity for any Tax purpose) as a result of the Claims giving rise to the payment or indemnity; provided that, in calculating whether a net Tax benefit was actually realized, Purchaser shall assume that all items of deduction other than the applicable loss for which an indemnity payment is to be made hereunder shall first be used to determine the Tax liability of the Purchaser for the Tax year in which the relevant loss arises and, if the item of deduction (or portion thereof) with respect to such loss is not allowed in such Tax year applying the limitations of the foregoing provision, then such item of deduction (or any portion thereof) shall be deemed used in the first succeeding Tax year following such year that such item is allowed applying the foregoing ordering rules for such other Tax years.

Section 10.7 Characterization of Indemnity Payments. The parties hereto agree to treat any indemnification payments made pursuant to this Agreement as an adjustment to the Purchase Price, unless a “Final Determination” with respect to the Indemnified Party or any of its affiliates causes any such payment not to be treated as an adjustment to such price for federal income Tax purposes. For purposes of this agreement “Final Determination” means (i) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870 AD and, (ii) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

Section 10.8 Limits on Indemnification; Other Provisions.

(a) The maximum amount of indemnifiable Claims which may be recovered by an Indemnified Party arising out of or resulting from the causes set forth in Section 10.1(a) or 10.2 (a), as the case may be, shall be an amount equal to 66 2/3% of the Purchase Price.

(b) Purchaser’s rights to indemnification hereunder shall not be affected by any investigation (including any investigation or assessment with respect to the financial condition of the Companies based on information provided to Purchaser) conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.

(c) Purchaser may elect that indemnification payments by Seller in respect of 100% of any indemnifiable Claim suffered or incurred directly by the Companies be paid directly to (i) the applicable Company or Companies or (ii) Purchaser, in each case in settlement thereof.

ARTICLE XI
MISCELLANEOUS

Section 11.1 Amendment. No amendment of this Agreement shall be effective unless in a writing signed by Purchaser, on the one hand, and the Seller, on the other hand.

Section 11.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement, but all of which shall constitute one and the same agreement. Any Party may execute and deliver this Agreement by an executed signature page transmitted by a facsimile machine. If a Party transmits its signature page by a facsimile machine, such Party shall promptly thereafter deliver an originally executed signature page to the other Party, provided that any failure to deliver such an originally executed signature page shall not affect the validity, legality, or enforceability of this Agreement.

Section 11.3 Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Parties and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter of this Agreement.

Section 11.4 Expenses. Each Party shall bear its own expenses with respect to the negotiation and preparation of this Agreement and the Closing, including any fees and expenses of its Representatives, provided that if a Party terminates this Agreement because of another Party’s breach of this Agreement, the non-breaching Party shall be entitled to seek reimbursement of its expenses as part of its damages with respect to such breach. The Seller shall bear any Tax imposed in connection with the transfer of the Interests to the Purchaser pursuant to this Agreement.

Section 11.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER THE CONFLICTS OF LAWS PRINCIPLES OF SUCH STATE.

Section 11.6 Forum. The Parties agree that any action relating to this Agreement shall be instituted in a federal or state court sitting in Fort Worth, Texas, which courts and their respective appellate courts shall be the exclusive venue for any such claim. Each Party waives any objection that it may have to the laying of such venue, and irrevocably submits to the jurisdiction of any such court with respect to any such claim. Any service of process and other notice in any such case shall be effective against a Party when transmitted in accordance with Section 11.9, provided that a Party also may serve process in any manner permitted by Law.

Section 11.7  No Assignment. No Party may assign its benefits or delegate its duties under this Agreement without the prior written consent of the other Party. Any attempted assignment or delegation without such prior consent shall be void. Notwithstanding this prohibition against assignment and delegation, the Purchaser may assign its rights and delegate its duties under this Agreement to a wholly-owned subsidiary of the Purchaser without the Seller’s consent; provided that Purchaser shall not be released from its obligations under this Agreement.

Section 11.8 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and no other Person shall have any right, interest, or claim under this Agreement.

Section 11.9 Notices. All claims, consents, designations, notices, waivers, and other communications in connection with this Agreement shall be in writing. Such claims, consents, designations, notices, waivers, and other communications shall be considered received (i) on the day of actual transmittal when transmitted by facsimile with written confirmation of such transmittal, (ii) on the next business day following actual transmittal when transmitted by a nationally recognized overnight courier, or (iii) on the third business day following actual transmittal when transmitted by certified mail, postage prepaid, return receipt requested; in each case when transmitted to a Party at its address set forth below (or to such other address to which such Party has notified the other Party in accordance with this Section to send such claims, consents, designations, notices, waivers, and other communications):

Purchaser:	Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, Texas 76102
Phone: (817) 348-1800
Fax: (817) 348-1815
Attn.: Mr. Mark Morrison
with a copy to:

Seller:	Jeffrey L. Heath
59 South Finley Ave.
Basking Ridge, NJ 07920
E-mail: jheath@heathxs.com
Facsimile: (908) 766-4419

with a copy to:
Blank Rome, LLP
One Logan Square
Philadelphia, PA 19103
E-mail: becker@blankrome.com
Facsimile: (215) 832-5527
Attention: Samuel H. Becker, Esquire

Section 11.10 Public Announcements. The Parties shall agree on the terms of any press releases or other public announcements related to this Agreement, and shall consult with each other before issuing any press releases or other public announcements related to this Agreement; provided, however, that any Party may make a public disclosure if in the opinion of such Party’s counsel it is required by Law or the rules of the Securities Exchange Commission, any stock exchange or other regulatory agency to make such disclosure. The Parties agree, to the extent practicable, to consult with each other regarding any such public announcement in advance thereof.

Section 11.11 Representation by Legal Counsel. Each Party is a sophisticated Person that was advised by experienced legal counsel and other advisors in the negotiation and preparation of this Agreement.

Section 11.12 Schedules. All references in this Agreement to schedules shall mean the schedules identified in this Agreement, which are incorporated into this Agreement and shall be deemed a part of this Agreement for all purposes. Each Section of this Agreement that refers to a schedule shall have a separate schedule. In addition, any disclosure under a particular Section’s schedule shall be made under the heading of any relevant subsection of such Section. A disclosure of an item in a schedule for a particular Section or under a heading in a schedule corresponding to a particular subsection shall not be a disclosure under any other Section’s schedule or any other subsection, unless so noted specifically on such schedule. The Seller has delivered to the Purchaser a correct and complete copy of each document described on each schedule to this Agreement and a correct and complete written description of each unwritten arrangement or other item described on each such schedule.

Section 11.13 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions of this Agreement or affect the validity or enforceability of such provision in any other jurisdiction. In addition, any such prohibited or unenforceable provision shall be given effect to the extent possible in the jurisdiction where such provision is prohibited or unenforceable.

Section 11.14 Successors. This Agreement shall be binding upon and shall inure to the benefit of each Party and its heirs, legal representatives, permitted assigns, and successors, provided that this Section shall not permit the assignment or other transfer of this Agreement, whether by operation of law or otherwise, if such assignment of other transfer is not otherwise permitted under this Agreement.

Section 11.15 Time of the Essence. Time is of the essence in the performance of this Agreement and all dates and periods specified in this Agreement.

Section 11.16 Waiver. No provision of this Agreement shall be considered waived unless such waiver is in writing and signed by the Party that benefits from the enforcement of such provision. No waiver of any provision in this Agreement, however, shall be deemed a waiver of a subsequent breach of such provision or a waiver of a similar provision. In addition, a waiver of any breach or a failure to enforce any term or condition of this Agreement shall not in any way affect, limit, or waive a Party’s rights under this Agreement at any time to enforce strict compliance thereafter with every term and condition of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, each Party has executed, or caused a duly authorized officer to execute, this Agreement as of the Signing Date.

PURCHASER:	HALLMARK FINANCIAL SERVICES, INC.

By:
Name:
Title:

SELLER:
Jeffrey L. Heath

APPENDIX A
DEFINITIONS AND RULES OF INTERPRETATION

Definitions. Unless the context otherwise requires, the terms defined in this Appendix shall have the meanings specified below for all purposes of this Agreement:

“Action” means any action, arbitration proceeding, cause of action, charge, counterclaim, cross claim, inquiry, investigation, legal action, litigation, Order, proceeding, or suit.

“Agreement” shall have the meaning set forth in the Preamble.

“Assumed Plans” shall have the meaning set forth in Section 7.8(a).

“Bank Accounts” shall have the meaning set forth in Section 3.20.

“Books and Records” shall mean all the books and records maintained by or for any Person, including all accounting records, minute books, stock records, computerized records and storage media and the software used in connection therewith.

“Charter Documents” shall mean (i) in the case of a corporation, its articles or certificate of incorporation and its bylaws, (ii) in the case of a partnership, its partnership certificate and its partnership agreement, and (iii) in the case of any other Person, its organic and governing documents; in each case as such document has been amended or supplemented from time to time prior to the Signing Date.

“Claim” shall mean any arbitration award, assessment, charge, citation, claim, damage, demand, directive, expense, fine, interest, joint or several liability, lawsuit, loss, notice, obligation, payment, penalty, or summons of any kind or nature whatsoever, including any damages incurred because of the claimant’s negligence or gross negligence or any strict liability imposed upon the claimant, any consequential or punitive damages, and any reasonable attorneys’ fees and expenses. A Claim shall be considered to exist even though it may be conditional, contingent, indirect, potential, secondary, unaccrued, unasserted, unknown, unliquidated, or unmatured.

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Companies” shall have the meaning set forth in Recital A.

“Company Plans” shall have the meaning set forth in Section 3.18(a).

“Competing Business” shall have the meaning set forth in Section 5.8(c).

“Confidential Information” means any proprietary information, and any information which Purchaser reasonably considers to be proprietary, pertaining to the Company’s and Purchaser’s past, present or prospective business secrets, methods or policies, earnings, finances, security holders, lenders, key employees, nature of services performed by such entity’s sales personnel, procedures, standards and methods, information relating to arrangements with suppliers, the identity and requirements of arrangements with customers, all policyholder information of policyholders, the type, volume or profitability of services or products for customers, drawings, records, reports, documents, manuals, techniques, ratings, information, data, statistics, trade secrets and all other information of any kind or character relating to each of the Parties, whether or not reduced to writing.

“Consent” shall mean a consent, approval, order, authorization or waiver from, notice to or declaration, registration or filing with any Person.

“Effective Date” shall mean shall have the meaning set forth in Section 1.4.

“Employee Benefit Plan” shall mean any (i) Pension Benefit Plan, (ii) Welfare Benefit Plan, (iii) accident, dental, disability, health, life, medical, or vision plan or insurance policy, (iv) bonus, executive, incentive or deferred compensation plan, (v) change in control plan, (vi) fringe benefits and perquisites, (vii) holiday, sick pay, leave, vacation, moving or tuition reimbursement or other similar policy, (viii) stock option, stock purchase, phantom stock, restricted stock or stock appreciation plan, (ix) severance plan, or (x) other employee arrangement, commitment, custom, policy or practice.

“Employees” shall have the meaning set forth in Section 3.17(a).

“Encumbered Instrument” shall mean any contract or lease that by its terms requires Consent from a third party by reason of the transactions contemplated by the Transaction Documents, including the effectuation of the Pre-Closing Restructuring.

“Encumbrance” shall mean any title defect or objection, mortgage, lien, deed of trust, judgment, claim, restrictive covenant, use restriction, charge, pledge, security interest or other encumbrance of any nature whatsoever, including all leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 3.18(b).

“Financial Statements” shall have the meaning set forth in Section 3.26.

“GAAP” shall mean generally accepted accounting principles in effect in the United States of America as of the Signing Date.

“Governmental Authority” shall mean any federal, state, local, tribal, foreign or other governmental agency, department, branch, commission, board, bureau, court, instrumentality or body.

“Hardscrabble Interest” shall have the meaning set forth in Recital A.

“Heath Group Assets” shall have the meaning set forth in Section 3.9(a).

“Heath Put-Call Option” shall have the meaning set forth in Section 5.8(c).

“Indemnified Party” shall have the meaning set forth in Section 10.3.

“Indemnifying Party” shall have the meaning set forth in Section 10.3.

“Insurance Policies” shall have the meaning set forth in Section 3.12.

“Intangible Asset” shall mean any patent, trademark, trademark license, servicemark, servicemark license, computer software, trade name, masthead, brand name, slogan, copyright, reprint right, franchise, license, process, authorization, invention, know-how, formula, trade secret and other intangible asset, together with any pending application, continuation-in-part or extension therefore.

“Law” shall mean any applicable code, statute, law, common law, rule, regulation, order, ordinance, judgment, decree, order, writ or injunction of any Governmental Authority.

“Law Affecting Creditors’ Rights” shall mean any bankruptcy, fraudulent conveyance or transfer, insolvency, moratorium, reorganization, or other law affecting the enforcement of creditors’ rights generally, and any general principles of equity.

“License” shall mean any license, approval, certificate, franchise, registration, qualification, permit or authorization issuable by any Governmental Authority or industry self-regulating organization.

“Material Adverse Change” shall mean, with respect to a Person, that such Person has (i) breached a Material Contract, (ii) incurred a Claim or become a party to an Action that could have a significant and detrimental effect upon it, (iii) suffered a Material Adverse Effect, or (iv) violated any Law or Order to which it or any of its assets is subject or bound.

“Material Adverse Effect” shall mean, with respect to a Person, the occurrence of an event or the existence of a circumstance that has a material adverse effect on such Person’s assets, business, cash flows, financial condition, liabilities, operations, prospects, or relationships, including the occurrence of any event or the existence of any circumstance that could cause such an effect in the future in an amount of $250,000.00 or more.

“Material Contracts” shall have the meaning set forth in Section 3.13.

“Option Closing” shall have the meaning set forth in the Amended and Restated Operating Agreements.

“Option Expiration Date” shall have the meaning set forth in Section 5.8(c).

“Order” shall mean any consent decree, decree, determination, injunction, judgment, order, or writ of any arbitrator or Governmental Authority.

“Parties” and “Party” shall have the meaning set forth in Recital B.

“Pension Benefit Plan” shall mean (i) an “employee pension benefit plan” as defined in Section 3(2) of ERISA, and (ii) a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“Permitted Encumbrance” shall mean any Encumbrance directly related to (i) workers’, repairmen’s and similar Encumbrances imposed by Law that have been incurred in the ordinary course of business, (ii) retention of title agreements with suppliers entered into in the ordinary course of business, (iii) the rights of others to customer deposits and (iv) liens for Taxes that are not yet due and payable or are being contested in good faith by the applicable Company and for which appropriate reserves have been established on the Financial Statements.

“Person” shall mean any association, bank, business trust, corporation, estate, general partnership, Governmental Authority, individual, joint stock company, joint venture, labor union, limited liability company, limited partnership, non-profit corporation, professional association, professional corporation, trust, or any other organization or entity.

“Personal Property Leases” shall have the meaning set forth in Section 3.10(d). .

“Purchase Price” shall have the meaning set forth in Section 1.2.

“Purchased Heath Interests” shall have the meaning set forth in Section 1.1.

“Purchased Heath Interests” shall have the meaning set forth in Section 1.1.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Group” shall have the meaning set forth in Section 10.1.

“Real Property Leases” shall have the meaning set forth in Section 3.10(b).

“Representatives” shall mean, with respect to a Person, such Person’s directors, employees, officers, agents, accountants, affiliates, consultants, investment bankers, attorneys, lenders, representatives and shareholders.

“Required Consents” shall have the meaning set forth in Section 7.3(b).

“Restricted Territory” shall have the meaning set forth in Section 5.8(c).

“Returns” shall have the meaning set forth in Section 3.19(a).

“Seller” and “Seller” shall have the meaning set forth in the Preamble.

“Seller’s Knowledge” shall mean the actual knowledge as of the date that a specific representation or warranty is made or deemed made, after reasonable inquiry, of Seller.

“Signing Date” shall have the meaning set forth in the Preamble.

“Subscription Right” shall have the meaning set forth in Section 3.7.

“Tax” shall mean any Federal, state, local or foreign assessment, charge, duty, fee, impost, levy, tariff, or tax of any nature whatsoever imposed by any Governmental Authority or payable pursuant to any tax sharing agreement, including any income, payroll, withholding, excise, gift, alternative minimum, capital gain, added value, social security, sales, use, real and personal property, use and occupancy, business and occupation, mercantile, real estate, capital stock, and franchise tax or charge, together with any related interest, penalties or additions thereon.

“Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Tax.

“Termination Obligation” shall mean the all contributions and other amounts (together with assets of the Company Plan as of the date of Closing) necessary to discharge in full all obligations and liabilities of the Companies with respect to the Company Plan set forth on Schedule 10.1(c) and to terminate such Company Plan with respect to the Companies in accordance with the terms thereof and applicable Law without any further liability of the Companies or any sponsor or fiduciary thereof.

“Transaction Documents” shall mean this Agreement and all other documents and instruments executed and delivered pursuant to or in furtherance of this Agreement.

“Welfare Benefit Plan” shall mean an “employee welfare benefit plan” as defined in Section 3(1) of ERISA, including an employee welfare benefit plan which is a “multiemployer welfare plan” as defined in Section 3(37) of ERISA and a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

“Work Product” shall have the meaning set forth in Section 5.8(b).

“XS Interest” shall have the meaning set forth in Recital A.

Accounting Terms. Except as otherwise provided in this Agreement, all accounting terms defined in this Agreement, whether defined in this Article or otherwise, shall be construed in accordance with GAAP on a consolidated basis.

Articles, Sections, Exhibits and Schedules. Except as specifically stated otherwise, references to Articles, Sections, Exhibits and Schedules refer to the Articles, Sections, Exhibits and Schedules of this Agreement.

Attorneys’ Fees. Whenever this Agreement refers to a Person’s “attorneys’ fees and expenses,” such reference also shall include any fees and expenses of accountants, experts, investigators, and other professional advisors whose services such Person’s attorney considered advisable in connection with the prosecution or defense of the particular matter.

Breach. The term “breach” with respect to any contract or instrument means any breach or violation of, or default under, such contract or instrument, any conflict with another contract or instrument or any emergence of a right of another party to such contract or instrument to accelerate, cancel, modify or terminate such contract or instrument, including any such breach, violation, default, conflict, or right that will arise after notice or lapse of time.

Drafting. Neither this Agreement nor any provision set forth in this Agreement shall be interpreted in favor of or against any Party because such Party or its legal counsel drafted this Agreement or such provision. No prior draft of this Agreement or any provision set forth in this Agreement shall be used when interpreting this Agreement or its provisions.

Headings. Article and Section headings are used in this Agreement only as a matter of convenience and shall not have any effect upon the construction or interpretation of this Agreement.

Include. Whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”.

Or. The term “or” shall not be interpreted as excluding any of the items described.

Plural and Singular Words. Whenever the plural form of a word is used in this Agreement, that word shall include the singular form of that word. Whenever the singular form of a word is used in this Agreement, that word shall include the plural form of that word.

Predecessors. Any of the Seller’s representations and warranties concerning any Claim against the Company, any liability or obligation of the Company, or any violation of Law by the Company shall include any Claims with respect to each predecessor of the Company, including all direct and indirect predecessors of any such predecessor.

Pronouns. Whenever a pronoun of a particular gender is used in this Agreement, if appropriate that pronoun also shall refer to the other gender and the neuter. Whenever a neuter pronoun is used in this Agreement, if appropriate that pronoun also shall refer to the masculine and feminine gender.

Representations and Warranties. The Seller’s representations and warranties under this Agreement shall mean the representations and warranties set forth in Article III and the reaffirmation of the Seller’s representations and warranties in certificates delivered pursuant to Article II. Purchaser’s representations and warranties under this Agreement shall mean the representations and warranties set forth in Article IV and the reaffirmation of those representations and warranties in the certificates delivered pursuant to Article II.